Pricing Term Sheet	Issuer Free Writing Prospectus
Dated October 6, 2010	Filed Pursuant to Rule 433(d)
Registration Statement No. 333-151361
Supplementing the Preliminary
Prospectus Supplement
dated October 5, 2010 and the
Prospectus dated June 2, 2008
Allied Irish Banks, p.l.c.
26,700,000 Contingent Mandatorily Exchangeable Notes due November 15, 2010
Mandatorily Exchangeable for
Shares of Common Stock of M&T Bank Corporation
This term sheet relates only to the securities described below and should be read together with the preliminary prospectus supplement filed by Allied Irish Banks, p.l.c. dated October 5, 2010 (including the documents incorporated by reference therein) relating to the securities. The information in this term sheet supersedes the information in the preliminary prospectus supplement relating to the securities to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the preliminary prospectus supplement.

Issuer:	Allied Irish Banks, p.l.c. (“AIB”)

Securities:	Contingent Mandatorily Exchangeable Notes due November 15, 2010 (the “Notes”), mandatorily exchangeable for shares of common stock, $0.50 par value, of M&T Bank Corporation (“M&T”)

Aggregate number of Notes:	26,700,000 Notes

Principal amount / issue price:	$77.50 per Note

Aggregate principal amount:	$2,069,250,000

Maturity Date:	November 15, 2010

Date AIB expects to receive approval from the Irish Stock Exchange and the United Kingdom Listing Authority of the Shareholder Circular:	October 11, 2010

Expected Meeting Date:	AIB intends to hold an Extraordinary General Meeting on the Expected Meeting Date of November 1, 2010, which is 21 days after AIB intends to mail the Shareholder Circular to its shareholders

Exchange Condition:	Approval by AIB shareholders of AIB’s disposition of its shares of M&T common stock at an Extraordinary General Meeting held no later than November 8, 2010

Exchange Date:	The third business day immediately following the date the Exchange Condition is satisfied

Pricing Date:	October 6, 2010

Last reported sale price of M&T common stock on the NYSE on October 6, 2010:	$78.91 per share

Redemption Price:	The principal amount of each Note plus a $0.26 premium per Note; provided that, the Redemption Price will be reduced by the amount of any Cash M&T Distribution Adjustment per Note in excess of $0.515 per Note

No Interest:	No interest will accrue or be paid on the Notes

Initial Exchange Ratio:	One share of M&T common stock per Note

Security:	An amount of cash equal to $2,089,942,500, which represents 101% of the aggregate principal amount of the Notes, will be pledged for the benefit of the Trustee and the holders of the Notes and the Record Date Holders to secure any cash payment required to be made to such holders or such Record Date Holders, whether in connection with a redemption of the Notes or a Cash M&T Distribution Adjustment

In order to minimize its exposure to the risk of currency fluctuation, AIB intends to enter into a forward sale contract in relation to an amount of cash described in the preceding paragraph on or around the date of closing of the issuance of the Notes

Underwriting discount and commission:	$0.58125 per Note (0.75%)

Advisory fee:	AIB may elect to pay to the underwriters an advisory fee of up to $10,346,250, payable on the fifth business day immediately following the date of the Extraordinary General Meeting called to approve the disposition of AIB’s shares of M&T common stock, such fee payable at AIB’s sole discretion

Proceeds, before expenses and advisory fee, to AIB:	$2,053,730,625

Trade date:	October 6, 2010

Settlement date:	October 13, 2010

CUSIP:	019228 709

Listing:	The Notes have been approved for listing on the New York Stock Exchange, under the symbol “MTC” and are expected to trade on the New York Stock Exchange on October 7, 2010

Joint book-running managers:	Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc.
AIB has filed a registration statement on Form F-3 (including a prospectus dated June 2, 2008 and preliminary prospectus supplement dated October 5, 2010) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates, and M&T has filed a registration statement on Form S-3 (including a prospectus dated November 26, 2008 and preliminary prospectus supplement dated October 5, 2010 with the SEC for the offering to which this communication relates. Before you invest, you should read the AIB preliminary prospectus supplement, the AIB prospectus and the other documents AIB has filed with the SEC for more complete information about AIB and this offering, and the M&T preliminary prospectus supplement, the M&T prospectus and the other documents M&T has filed with the SEC for more complete information about M&T. You may get these documents free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, AIB, M&T, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplements and the prospectuses if you request them by contacting Morgan Stanley, 180 Varick Street #2F, New York, New York 10014, Attention: Prospectus Department (email: prospectus@morganstanley.com), telephone 1-866-718-1649 or Citi, Brooklyn Army Terminal, 140 58th Street, Brooklyn, New York 11220, Attention: Prospectus Department, (800) 831-9146 (email: batprospectusdept@citi.com).
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED, SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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